UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

MICROTEK MEDICAL HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Georgia	58-1746149
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

13000 Deerfield Parkway, Suite 300, Alpharetta, Georgia 30004
(Address of principal executive office) (zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Stock Purchase Rights	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ X ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [   ]

Securities Act registration statement file number to which this form relates: ___________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: Not applicable

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Explanatory Note: This amendment to the Registration Statement on Form 8-A filed by Microtek Medical Holdings, Inc., f/k/a Isolyser Company, Inc, with the Securities and Exchange Commission on December 20, 1996 and subsequently amended on October 14, 1997, is for the purpose of revising the “Description of Registrant’s Securities to be Registered” based on the First Amended and Restated Shareholder Protection Rights Agreement dated as of December 20, 2006, between the Registrant and the Rights Agent, as set forth below.

Item 1.  Description of Registrant's Securities to be Registered.

On December 19, 1996, the Board of Directors of Microtek Medical Holdings, Inc., f/k/a Isolyser Company, Inc., (the "Registrant") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.001 per share (the "Common Shares"), of the Registrant. The dividend was paid on December 31, 1996 (the "Record Time") to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Registrant one one-hundredth of a share of Participating Preferred Stock, no par value per share (the "Preferred Shares"), of the Registrant at a price of $32.00 per one one-hundredth of a Preferred Share (the "Exercise Price"), subject to adjustment. The description and terms of the Rights are set forth in the First Amended and Restated Shareholder Protection Rights Agreement (as amended and restated, the “Restated Rights Agreement”) dated as of December 20, 2006, between the Registrant and Computershare Investor Services, LLC as Rights Agent (the “Rights Agent”).

Until the earlier to occur of (i) a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares (the earlier of such dates being called the "Separation Time"), the Rights will be evidenced by the Common Stock certificates with a copy of the rights attached thereto.

The Restated Rights Agreement provides that, until the Separation Time (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Separation Time (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Time upon transfer or new issuance of Common Shares will contain a notation incorporating the Restated Rights Agreement by reference. Until the Separation Time (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Time, even without such notation or a copy of a summary of rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Separation Time and such separate Rights Certificates alone will evidence the Rights.

The Rights will not be exercisable until the Business Day (as defined in the Restated Rights Agreement) following the Separation Time. The Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) December 31, 2016, (iii) the date on which the Rights are redeemed as described below and (iv) upon the merger of the Registrant into another corporation pursuant to an agreement entered into when there is no Acquiring Person (in any such case, the "Expiration Time").

The Exercise Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of (i) a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, or (ii) a distribution of securities or assets in respect of, in lieu of or in exchange for Common Shares (excluding regular periodic cash dividends or dividends payable in Common Shares).

Preferred Shares purchasable upon exercise of the Rights will not be redeemable without the consent of the holders of such shares. Each Preferred Share will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share (other than dividends or distributions paid in Common Shares). In the event of liquidation, the holders of the Preferred Shares will be entitled to be paid an amount per share equal to the aggregate amount distributable upon such event to a holder of 100 shares of Common Stock (each as adjusted for any stock dividend, stock split or combination into a smaller number of shares). Each Preferred Share shall have 100 votes (as adjusted for any stock dividend, stock split or combination into a smaller number of shares) and shall vote as a class with the Common Shares voting on such matter. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. Because of the nature of the Preferred Shares, dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the Registrant shall take such action as shall be necessary to ensure and provide that each Right (other than Rights beneficially owned by the Acquiring Person, which Rights shall become void) shall constitute the right to purchase from the Registrant, upon the exercise thereof in accordance with the terms of the Restated Rights Agreement, that number of shares of Common Stock or Preferred Shares having an aggregate Market Price (as defined in the Restated Rights Agreement) equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Registrant may exchange all (but not less than all) of the then outstanding Rights (other than Rights owned by such person or group which will have become void) at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share, per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights other than for a Flip-over Transaction will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock or one one-hundredths of a Preferred Share equal to the Exchange Ratio and any rights in respect of a Flip-over Transaction.

In the event (a "Flip-over Transaction or Event") that prior to the Expiration Time the Registrant enters into a transaction after the time when an Acquiring Person has become such in which, directly or indirectly, (i) the Registrant shall consolidate, merge, participate in a share exchange or otherwise combine with any other Person or (ii) the Registrant shall sell or otherwise transfer assets (A) aggregating more than 50% of the assets or (B) generating more than 50% of the operating income or cash flow of the Registrant to any Person (other than the Registrant or one or more of its wholly owned subsidiaries) or to two or more such Persons which are “Affiliates” or “Associates” (as such terms are described in Rule 12b-2 under the Securities Exchange Act of 1934 as amended) or otherwise acting in concert.

If the Registrant elects not to issue certificates representing fractional shares upon exercise or redemption of Rights, the Registrant shall, in lieu thereof, in the sole discretion of the Board of Directors, either (i) evidence such fractional shares by depository receipts, or (ii) pay to the holder of such Rights an amount in cash equal to the same fraction of the Market Price of such share.

The Registrant may at its option, at any time prior to the date (the "Flip-in Date") of public announcement by the Registrant that an Acquiring Person has become such (other than as a result of a Flip-over Transaction or Event), redeem all (but not less than all) of the then outstanding Rights at a price of $.001 per Right (the "Redemption Price"). Immediately upon any redemption of the Rights, without any further action and without notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held. Notwithstanding the foregoing, for a period of 365 days following the last preceding election of a director to the Registrant’s Board of Directors who is or was a director, officer, employee, affiliate or associate of any interested shareholder or person seeking to become an interested shareholder, or a director, officer or employee of an affiliate of an interested shareholder or person seeking to become an interested shareholder, consistent with Section 624(d)(2) of the Georgia Business Corporation Code (a “Section 624 Director”), no Section 624 Director will be eligible to vote on a proposal to redeem the Rights or any related action of the Registrant. In addition, for a period of 180 days following the election of a person as a director of the Company who is nominated by a Proxy Contestant (as defined in the Rights Agreement), no such person shall be eligible to vote on a proposal to redeem the Rights or any related action of the Company.

The Registrant (upon approval of its Board of Directors by a favorable vote of at least a majority of those directors eligible to vote) and the Rights Agent may from time to time supplement or amend the Restated Rights Agreement without the approval of any holders of Rights (i) prior to the Flip-in Date, in any respect and (ii) after the close of business on the Flip-in Date, to make any changes that the Registrant may deem necessary or desirable and which shall not materially adversely affect the interests of the holders of Rights generally or in order to cure any ambiguity or to correct or supplement any provision contained therein which may be inconsistent with any other provisions therein or otherwise defective. Notwithstanding the foregoing, for a period of 365 days following the last preceding election of a Section 624 Director to the Registrant’s Board of Directors, no Section 624 Director shall be eligible to vote on a proposal to amend or supplement the Restated Rights Agreement or a proposal to approve any action or transaction or series of related actions or transactions which would result in a person becoming an Acquiring Person but for such approval. In addition, for a period of 180 days following the election of a person as a director of the Company who is nominated by a Proxy Contestant, no such person shall be eligible to vote on a proposal to amend or supplement this Agreement or a proposal to approve any action or transaction or series of related actions or transactions which would otherwise result in a person becoming an Acquiring Person but for such approval.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Registrant, including, without limitation, the right to vote or to receive dividends.

The Rights will have substantial anti-takeover effects, but do not prevent a takeover of the Registrant. The Rights may cause substantial dilution to a person or group that acquires 15% or more of the outstanding shares of Common Stock unless (i) the Rights are first redeemed by the Registrant or (ii) the acquisition is approved by the Board of Directors. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Registrant and its shareholders because the Rights can be redeemed on or prior to the Flip-in Date or rendered unexercisable by Board approval of the transaction.

The description of the Rights contained herein is qualified in its entirety by reference to the First Amended and Restated Shareholder Protection Rights Agreement, dated as of December 20, 2006, by and between the Registrant and the Rights Agent, attached hereto as Exhibit 4.3 and incorporated herein by reference.

 Item 2. Exhibits.

Exhibit No.	Description

4.1
First Amended and Restated Shareholder Protection Rights Agreement dated as of December 20, 2006 between Registrant and Rights Agent (incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K dated December 20, 2006).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MICROTEK MEDICAL HOLDINGS, INC.

Date: December 20, 2006	By: /s/ Dan R. Lee
Dan R. Lee,
Chairman, President and
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

4.1
First Amended and Restated Shareholder Protection Rights Agreement dated as of December 20, 2006 between Registrant and Rights Agent (incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K dated December 20, 2006).